                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

 X  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
---
1934

For the fiscal year ended December 31, 1999 or

    Transition report pursuant to Section 15(d) of the Securities Exchange Act
---
of 1934

For the transition period from     to
                              -----  -----

Commission File Number 0-19598
                       -------

                            infoUSA Inc. 401(K) Plan
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
                      (Full title and address of the plan)

                                infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
       (Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (402) 593-4500

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                 Stormy L. Dean
                             Chief Financial Officer
                                  infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127

FINANCIAL STATEMENTS AND EXHIBIT

(a)  Financial Statements

     The infoUSA Inc. 401(K) Plan.

                                                                     Page No.

     Independent Auditors' Reports                                       1

     Statement of Net Assets Available for Plan Benefits
                as of December 31, 1999 and 1998                         3

     Statement of Changes in Net Assets Available for Plan Benefits
         for the years ended December 31, 1999, 1998, and 1997           4

     Notes to Financial Statements                                       5

     Schedule of Investments                                            10

(b)  Exhibits

     Exhibit 23.1 - Consent of Independent Public Accountants, filed herewith.

     Exhibit 23.2 - Consent of Independent Public Accountants, filed herewith.

                            INFOUSA, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                        December 31, 1999, 1998, and 1997

                  (With Independent Auditors' Reports Thereon)

                            INFOUSA, INC. 401(K) PLAN

                                TABLE OF CONTENTS

                                                                            PAGE

Independent Auditors' Reports                                                1

Statements of Net Assets Available for Plan Benefits
     as of December 31, 1999 and 1998                                        3

Statements of Changes in Net Assets Available for Plan Benefits for
     the years ended December 31, 1999, 1998, and 1997                       4

Notes to Financial Statements                                                5

Schedule of Investments                                                     10

                          INDEPENDENT AUDITORS' REPORT

The Plan Trustees
infoUSA, Inc. 401(k) Plan:


We have audited the financial statements of the infoUSA, Inc. 401(k) Plan (the
Plan) as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ KPMG LLP
                                           ------------
                                           KPMG LLP

Omaha, Nebraska
June 20, 2000

                        Report of Independent Accountants

To the Plan Administrator
infoUSA, Inc. 401(k) Plan

We were engaged to audit the Statement of Changes in Net Assets Available for Plan Benefits of infoUSA, Inc. 401(k) Plan (formerly American Business Information, Inc. 401(k) Plan) (the Plan) for the year ended December 31, 1997. This financial statement is the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to interest and dividend income and net appreciation in fair value of investments, which was certified by Fidelity Management Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the Statement of Changes in Net Assets Available for Plan Benefits. We have been informed by the Plan administrator that the Trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the Trustee for the year ended December 31, 1997, that the information provided to the Plan administrator by the Trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997, taken as a whole. The form and content of the information included in this financial statement, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. We have not audited the financial statements of the Plan for any periods subsequent to December 31, 1997.


                                           /s/ PricewaterhouseCoopers LLP
                                           ------------------------------
                                                 Coopers & Lybrand L.L.P.

Omaha, Nebraska
June 5, 1998
                           infoUSA, INC. 401(K) PLAN

              Statements of Net Asset Available for Plan Benefits

                           December 31, 1999 and 1998

                                                              1999          1998
                                                          -----------   -----------
Assets:
    Investments at fair value:
      Mutual funds (cost, $27,180,486 and $8,443,424 at   $28,084,447     9,701,748
        December 31, 1999 and 1998, respectively)
      infoUSA common stock (cost, $718,730 and $0 at
        December 31, 1999 and 1998, respectively)           1,446,643            --
      Participant loans                                       412,914        30,582
                                                          -----------   -----------

             Total investments                             29,944,004     9,732,330

    Receivables:
      Employer contribution                                   147,216        51,070
      Participant contributions                               268,003       228,634
      Accrued interest                                          2,958           253
                                                          -----------   -----------

             Total assets                                  30,362,181    10,012,287

Liabilities -
    Accrued administrative expenses                            41,639            --
                                                          -----------   -----------

             Net assets available for Plan benefits       $30,320,542    10,012,287
                                                          ===========   ===========

See accompanying notes to financial statements.

                           infoUSA, INC. 401(K) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1999, 1998, and 1997

                                                          1999          1998          1997
                                                      -----------   -----------   -----------
Additions to net assets attributed to:
    Investment income:
      Interest and dividends                          $ 1,895,258       515,342       385,827
      Net appreciation in fair value of investments     1,184,250       592,410       286,810
                                                      -----------   -----------   -----------
            Total investment income                     3,079,508     1,107,752       672,637
                                                      ===========   ===========   ===========
    Contributions:
      Participants                                      3,529,171     2,285,563     1,331,252
      Employer cash contribution                          354,713       447,282       263,317
      Employer stock contribution                         616,876            --            --
      Transfer from Marketing Data Services                    --            --        24,444
      Transfer from Walter Karl, Inc.                          --     2,406,758            --
      Transfer from Donnelley Marketing, Inc.          15,747,205            --            --
                                                      -----------   -----------   -----------
            Total contributions                        20,247,965     5,139,603     1,619,013
                                                      ===========   ===========   ===========
            Total additions                            23,327,473     6,247,355     2,291,650
                                                      ===========   ===========   ===========
Deductions from net assets attributed to:
    Benefits paid to participants                       2,943,601       859,587       338,763
    Administrative fee                                     75,617         7,754            38
                                                      -----------   -----------   -----------
            Total deductions                            3,019,218       867,341       338,801
                                                      -----------   -----------   -----------
            Net increase                               20,308,255     5,380,014     1,952,849

Net assets available for Plan benefits:
    Beginning of year                                  10,012,287     4,632,273     2,679,424
                                                      -----------   -----------   -----------
    End of year                                       $30,320,542    10,012,287     4,632,273
                                                      ===========   ===========   ===========

See accompanying notes to financial statements.

 (1) DESCRIPTION OF PLAN

     The following description of the infoUSA, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering employees of infoUSA, Inc. (the Company) who have been employed by the Company for any consecutive 6-month period, are employed by the Company on the last day of the Plan year, and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets totaling approximately $2.4 million from the Walter Karl, Inc. 401(k) Plan were merged with the Plan on December 1, 1998. Assets from the First Data Corporation Incentive Savings Plan attributable to certain employees of Donnelley Marketing, Inc. (Donnelley) totaling approximately $15.7 million were transferred to the Plan October 15, 1999. The assets associated with the Plan mergers were rolled into the available investment options of the Plan at the respective transfer dates.

     CONTRIBUTIONS

     Participants may elect to contribute up to 15% of their pre-tax annual compensation, not to exceed limits set by the Secretary of the Treasury. The Company makes matching contributions of 50% of the first 3% of participant contributions. Effective May 1, 1999, the Company's matching contribution is in the form of Company common stock. The Company also contributes to the Plan a percentage of employees' salaries based on years of service to the Company to former Donnelley employees who qualified for this benefit prior to the Plan merger.

     PARTICIPANT ACCOUNTS


                                       5                             (Continued)

     Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings based on balances in their account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

     PARTICIPANT LOANS

     The Plan does not allow for participants to borrow from their fund accounts; however, the Plan assumed loans that were transferred in conjunction with Plan mergers. These loans are secured by the balance in the participant's account and bear interest at rates that range from 7% to 9.5% at December 31, 1999. Principal and interest is paid ratably through payroll deductions.

     PAYMENT OF BENEFITS

     Upon termination of service, a participant will receive a lump sum amount equal to the value of his or her account, subject to mandatory federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

     FORFEITURES

     Nonvested portions of terminated participants' accounts are forfeited. Forfeitures are applied against future Company contributions or administrative expenses. Forfeitures as of December 31, 1999 and 1998, and 1997 were $83,985, $42,795, and $10,690, respectively.

     INVESTMENT OPTIONS

     Upon enrollment participants may direct their funds into the following investment options:

          o infoUSA, Inc. Common Stock Fund - invests in infoUSA common stock.

          o Contrafund - Invests primarily in common stocks and securities convertible into common stocks.

          o Intermediate Bond Fund - Invests in fixed income obligations of companies and the U. S. Government.

          o Puritan - Invests in a broadly diversified portfolio of high-yielding equity and debt securities.

          o Retirement Money Market - Invests in short-term corporate obligations, U. S. Government obligations, and certificates of deposit.

          o    Low-priced Stock - Invests in U. S. and foreign stocks.

          o Equity Income II - Invests in income-producing domestic and foreign equity securities.

          o Spartan U. S. Equity Index - Invests in common stocks of companies and seeks a total return which corresponds to that of the Standard & Poor's 500 Index.

          o Diversified International Equity - Invests mainly in equity securities of foreign companies that pay current dividends and show potential for capital appreciation.


                                       6                             (Continued)

          o Dividend Growth - Invests mainly in equity securities of companies that have the potential for dividend growth.

     Prior to 1999, participants could also elect to contribute to the following fund. This fund was discontinued in 1999.

          o Asset Manager Growth - Invests in foreign and domestic equity securities, bonds and short-term instruments.

     Prior to 1998, participants could also elect to contribute to the following fund. This fund was discontinued in 1998.

          o Asset Manager - Invests in foreign and domestic equity securities, bonds and short-term instruments.

     Participants may redirect their funds on a daily basis. The minimum transfer between funds is the lessor of $250 or 100% of the account balance in the fund. If the transfer is less that $250, it may only be transferred to one fund.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in the preparation of these financial statements.

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

     INVESTMENTS

     All Plan investments are held by Fidelity Management Trust Company (the Trustee) and are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     ADMINISTRATIVE EXPENSES

     Certain administrative expenses are paid by the Company. The Plan is responsible for administrative fees relating to certain recordkeeping fees.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                       7                             (Continued)

(3)  INVESTMENTS

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 and 1997 financial statements have been reclassified to conform with the current year's presentation.

     The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets at December 31, 1999 and 1998:

                                        1999           1998
                                    ------------   ------------

Contrafund                          $  6,499,620      3,014,664
Intermediate Bond Fund                 1,782,663      1,094,543
Retirement Money Market                2,806,029      2,693,326
Low-priced Stock                       2,049,769        636,584
Dividend Growth                        4,054,429         59,267
Spartan U. S. Equity Index             4,453,945        333,804
Equity Income II                       3,870,530      1,516,317
                                    ============   ============

     During 1999, 1998, and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Mutual funds:
    Net realized gain from disposition of investments        $   94,050      116,032       38,087
    Net unrealized gain in fair value of investments            306,898      476,378      248,723

infoUSA common stock:
    Net realized gain from disposition of investments            58,955           --           --
    Net unrealized gain in fair value of investments            724,347           --           --
                                                             ----------   ----------   ----------

             Net appreciation in fair value of investments   $1,184,250      592,410      286,810
                                                             ==========   ==========   ==========


                                       8                             (Continued)

(4)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                          1999            1998
                                                      ------------    ------------
Net assets available for Plan benefits
    per the financial statements                      $ 30,320,542      10,012,287
Benefit claims payable included on Form 5500              (116,782)        (94,820)
                                                      ------------    ------------

             Net assets available for Plan benefits
               per the Form 5500                      $ 30,203,760       9,917,467
                                                      ============    ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements     $ 2,943,601
Add benefit claims payable at December 31, 1999                    116,782
Less benefit claims payable at December 31, 1998                   (94,820)
                                                               -----------

             Benefits paid to participants per the Form 5500   $ 2,965,563
                                                               ===========

     Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the IRC.


                                       9                             (Continued)

(7)  SUBSEQUENT EVENTS

     The Board of Directors approved a Plan amendment on October 15, 1999 that was put into effect subsequent to year-end. Effective January 1, 2000, the Company's annual matching contribution will be increased to 50% of the first 6% of participant contributions.

(8)  RELATED PARTY TRANSACTIONS

     The Plan invests in various funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related party. Fees paid by the Plan for the investment management services amounted to approximately $76,000 for the year ended December 31, 1999.

                           infoUSA, INC. 401(K) PLAN

                            SCHEDULE OF INVESTMENTS

                               DECEMBER 31, 1999

                                                              DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY DATE, RATE
    IDENTITY OF ISSUE, BORROWER,                              OF INVESTMENT, COLLATERAL,         FAIR
      LESSOR OR SIMILAR PARTY                                   PAR OR MATURITY VALUE            VALUE
-------------------------------------                      --------------------------------   -----------
Participant directed:
    Fidelity Management Trust Company                      Contrafund                         $ 6,499,620
    Fidelity Management Trust Company                      Intermediate Bond Fund               1,782,663
    Fidelity Management Trust Company                      Puritan                              1,373,575
    Fidelity Management Trust Company                      Retirement Money Market              2,806,029
    Fidelity Management Trust Company                      Low-priced Stock                     2,049,769
    Fidelity Management Trust Company                      Equity Income II                     3,870,530
    Fidelity Management Trust Company                      Spartan U. S. Equity Index           4,453,945
    Fidelity Management Trust Company                      Diversified International Equity     1,193,887
    Fidelity Management Trust Company                      Dividend Growth                      4,054,429
    infoUSA Inc.                                           Common Stock                         1,446,643

Nonparticipant directed -- participant loans               101 loans with interest rates
                                                           ranging from 7.0% to 9.5% and
                                                           various maturity dates                 412,914
                                                                                              -----------
                                                                                              $29,944,004
                                                                                              ===========

See accompanying independent auditors' report.


                                       10                            (Continued)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 23.1            Consent of Independent Accountants, filed herewith.

 23.2            Consent of Independent Accountants, filed herewith.